UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 31, 2023

(Date of Report (Date of earliest event reported))

FUNDRISE BALANCED EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4465115
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Updates to Minor Assets Acquired and Divested

As of August 31, 2023, Fundrise Balanced eREIT II, LLC (the “Company,” “we,” or “us”) holds the following portfolio of publicly-traded REITs:

Issuer	Description	Ticker	Principal invested	Current dividend yield
Annaly Capital Management	Mortgage REIT	NLY	$4,300,000	12.8%

These investments were funded with proceeds from our Offering.

The current dividend yield shown above represents the issuer’s estimated annual dividend payments to common stockholders expressed as a percentage of the current stock price and does not reflect either a gross or net return that an investor in the Company may expect to receive as a result of this current rate of return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of the asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of return. However, please note that all investors in the Company will be subject to a 0.85% asset management fee and 0.15% advisory fee.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE BALANCED EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: September 26, 2023